UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2016
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2016

TEEKAY TANKERS LTD.
September 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
REVENUES
Net pool revenues (note 12a)	49,174	92,022	250,426	263,510
Time charter revenues (note 12a)	23,276	20,339	68,884	48,387
Voyage charter revenues	23,176	5,502	59,750	20,327
Other revenues (notes 6 and 16)	8,995	8,538	30,132	12,983
Total revenues	104,621	126,401	409,192	345,207

Voyage expenses (note 12a)	(14,933)	(2,653)	(37,514)	(10,164)
Vessel operating expenses (note 12a)	(44,783)	(35,267)	(136,245)	(87,085)
Time-charter hire expense	(11,335)	(21,382)	(47,964)	(53,178)
Depreciation and amortization	(25,888)	(17,878)	(78,576)	(48,346)
General and administrative expenses (note 12a)	(3,572)	(4,310)	(13,774)	(10,992)
Loss on sale of vessel	(137)	—	(137)	—
Asset impairments (note 13)	(7,766)	—	(14,186)	—
Restructuring charges (note 16)	—	(327)	—	(4,772)
(Loss) income from operations	(3,793)	44,584	80,796	130,670

Interest expense	(6,809)	(4,008)	(22,421)	(9,659)
Interest income	18	28	70	67
Realized and unrealized gain (loss) on derivative instruments (note 8)	3,629	(1,031)	(7,902)	(2,095)
Equity income (note 5)	1,045	2,762	9,599	8,931
Other income (expense) (note 9)	453	(1,385)	(4,133)	(1,838)
Net (loss) income	(5,457)	40,950	56,009	126,076

Per common share amounts (note 14)
- Basic (loss) income per share	(0.03)	0.31	0.36	1.02
- Diluted (loss) income per share	(0.03)	0.30	0.36	1.02
- Cash dividends declared	0.06	0.03	0.15	0.09

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	156,284,136	134,630,768	156,192,572	121,933,274
- Diluted	156,284,136	135,174,756	156,458,691	122,504,070
Related party transactions (note 12)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS (note 3)
(in thousands of U.S. dollars)

	As at	As at
	September 30, 2016	December 31, 2015
	$	$
ASSETS
Current
Cash and cash equivalents	59,237	96,417
Restricted cash	1,000	870
Pool receivable from affiliates, net (note 12b)	14,073	62,735
Accounts receivable	25,245	28,313
Vessel held for sale (note 13)	13,151	—
Due from affiliates (note 12b)	52,501	67,159
Current portion of derivative assets (note 8)	1,554	—
Prepaid expenses	20,053	24,320
Total current assets	186,814	279,814
Vessels and equipment
At cost, less accumulated depreciation of $449.6 million (2015 - $391.0 million)	1,664,859	1,767,925
Investment in and advances to equity accounted investments (note 5)	78,771	86,808
Derivative assets (note 8)	717	5,164
Intangible assets - net (note 17)	18,491	29,619
Goodwill (note 17)	8,059	—
Other non-current assets	73	146
Total assets	1,957,784	2,169,476
LIABILITIES AND EQUITY
Current
Accounts payable	9,858	16,717
Accrued liabilities	26,259	62,029
Current portion of long-term debt (note 7)	155,690	174,047
Current portion of derivative liabilities (note 8)	1,861	6,330
Current portion of in-process revenue contracts (notes 6 and 16)	—	1,223
Deferred revenue	1,955	2,676
Due to affiliates (note 12b)	26,470	26,630
Total current liabilities	222,093	289,652
Long-term debt (note 7)	810,961	990,558
Derivative liabilities (note 8)	2,763	4,208
Other long-term liabilities (note 9)	11,293	7,597
Total liabilities	1,047,110	1,292,015
Commitments and contingencies (notes 5, 7 and 8)
Equity
Common stock and additional paid-in capital (300.0 million shares authorized, 133.1 million Class A and 23.2 million Class B shares issued and outstanding as of September 30, 2016 and 132.8 million Class A and 23.2 million Class B shares issued and outstanding as of December 31, 2015)	1,095,511	1,094,874
Accumulated deficit	(184,837)	(217,413)
Total equity	910,674	877,461
Total liabilities and equity	1,957,784	2,169,476
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 3)
(in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2016	September 30, 2015
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	56,009	126,076
Non-cash items:
Depreciation and amortization	78,576	48,346
Loss on sale of vessel	137	—
Asset impairments (note 13)	14,186	—
Unrealized gain on derivative instruments	(3,021)	(5,297)
Equity income	(9,599)	(8,931)
Other	6,555	1,821
Change in operating assets and liabilities	45,089	571
Expenditures for dry docking	(6,477)	(17,749)
Net operating cash flow	181,455	144,837

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	875,467	575,328
Repayments of long-term debt	(119,252)	(21,276)
Prepayment of long-term debt	(957,541)	(191,592)
Repayment of long-term debt of Entities under Common Control (note 3)	—	(3,971)
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	—	1,641
Net advances to affiliates (note 3)	—	(3,156)
Cash dividends paid	(42,159)	(10,519)
Proceeds from equity offerings, net of offering costs	—	227,995
Net financing cash flow	(243,485)	574,450

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 13)	14,078	—
Expenditures for vessels and equipment	(6,728)	(230,664)
Expenditures for Principal Maritimes vessel acquisitions	—	(526,021)
Loan repayments from equity accounted investment (note 5a)	2,500	1,000
Return of capital from (investment in) Teekay Tanker Operations Ltd. (note 5c)	15,000	(239)
Acquisition of SPT, net of $0.4 million of cash assumed (note 17)	—	(45,581)
Net investing cash flow	24,850	(801,505)

Decrease in cash and cash equivalents	(37,180)	(82,218)
Cash and cash equivalents, beginning of the period	96,417	162,797
Cash and cash equivalents, end of the period	59,237	80,579
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2015	156,031	1,032,239	62,635	(217,413)	877,461
Net income	—	—	—	56,009	56,009
Dividends declared	—	—	—	(23,433)	(23,433)
Equity-based compensation (note 11)	253	637	—	—	637
Balance as at September 30, 2016	156,284	1,032,876	62,635	(184,837)	910,674
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or consolidated financial statements) have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These consolidated financial statements include the accounts of Teekay Tankers Ltd. and its wholly-owned subsidiaries and equity accounted investments (collectively the Company). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2015. In the opinion of management, these consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2.	Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for the Company January 1, 2019 with early adoption permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Company January 1, 2017 with early adoption permitted. The Company expects the impact of adopting this new accounting guidance will result in a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Company January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

3.	Acquisition of Entities under Common Control
On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay Corporation (or Teekay), two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit), associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016. As part of this acquisition Teekay paid the Company $2.9 million to terminate the existing time-charters for the Explorer Spirit and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million. As a result of the 2015 Acquired Business, the Company's consolidated financial statements prior to the date of the Company acquired interests in the vessels are retroactively adjusted to include the results of these vessels during

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to the Company's acquisition thereof is referred to as the Entities under Common Control.

Assets and liabilities of the vessels the Company acquired from TOO are reflected on the Company’s consolidated balance sheet at TOO’s historical carrying values. The amount of the net purchase price of $39.0 million that was in excess of TOO’s historical carrying value of the net assets acquired of $25.0 million has been accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from TOO have been retroactively adjusted to include the results of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between us and Teekay that occurred prior to the vessels’ acquisition by us have been eliminated upon consolidation.

The effect of adjusting the Company’s consolidated financial statements to account for these common control exchanges decreased the Company's net income for the three months ended September 30, 2015 by $0.3 million and increased the Company’s net income for the nine months ended September 30, 2015 by $1.6 million. The adjustments for the Entities under Common Control increased the Company’s revenues for the three and nine months ended September 30, 2015 by $1.0 million and $8.4 million, respectively.

In the preparation of the comparative amounts in these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Entities under Common Control.

4.	Segment Reporting
On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company I.M. Skaugen SE (see note 17). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes results for the Company’s revenues and income from vessel operations by segment for the period ended September 30, 2016.

Three Months Ended September 30, 2016
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Adjustment (1)	Total
Revenues	95,626	9,837	(842)	104,621
Voyage expenses	(15,775)	—	842	(14,933)
Vessel operating expenses	(37,462)	(7,321)	—	(44,783)
Time-charter hire expense	(10,784)	(551)	—	(11,335)
Depreciation and amortization	(24,651)	(1,237)	—	(25,888)
General and administrative expenses	(2,955)	(617)	—	(3,572)
Asset impairment	(7,766)	—	—	(7,766)
Loss on sale of vessel	(137)	—	—	(137)
(Loss) income from operations (2)	(3,904)	111	—	(3,793)

Equity Income	1,045	—	—	1,045

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Three months ended September 30, 2015
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Adjustment (1)	Total
Revenues	117,863	8,850	(312)	126,401
Voyage expenses	(2,461)	(192)	—	(2,653)
Vessel operating expenses	(29,164)	(6,415)	312	(35,267)
Time-charter hire expense	(21,344)	(38)	—	(21,382)
Depreciation and amortization	(17,234)	(644)	—	(17,878)
General and administrative expenses	(3,398)	(912)	—	(4,310)
Restructuring charges	—	(327)	—	(327)
Income from operations (2)	44,262	322	—	44,584

Equity Income	2,762	—	—	2,762

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

Nine Months Ended September 30, 2016
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Adjustment (1)	Total
Revenues	380,283	30,922	(2,013)	409,192
Voyage expenses	(39,527)	—	2,013	(37,514)
Vessel operating expenses	(112,248)	(23,997)	—	(136,245)
Time-charter hire expense	(46,670)	(1,294)	—	(47,964)
Depreciation and amortization	(74,925)	(3,651)	—	(78,576)
General and administrative expenses	(11,359)	(2,415)	—	(13,774)
Asset impairments	(14,186)	—	—	(14,186)
Loss on sale of vessel	(137)	—	—	(137)
Income (loss) from operations (2)	81,231	(435)	—	80,796

Equity Income	9,599	—	—	9,599

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Nine months ended September 30, 2015
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Adjustment (1)	Total
Revenues	336,669	8,850	(312)	345,207
Voyage expenses	(9,972)	(192)	—	(10,164)
Vessel operating expenses	(80,982)	(6,415)	312	(87,085)
Time-charter hire expense	(53,140)	(38)	—	(53,178)
Depreciation and amortization	(47,702)	(644)	—	(48,346)
General and administrative expenses	(10,080)	(912)	—	(10,992)
Restructuring charges	(4,445)	(327)	—	(4,772)
Income from operations (2)	130,348	322	—	130,670

Equity Income	8,931	—	—	8,931

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at	As at
	September 30, 2016	December 31, 2015
	$	$
Conventional Tanker	1,842,803	2,020,317
Ship-to-Ship Transfer	30,499	24,429
Cash and cash equivalents	59,237	96,417
Accounts receivable	25,245	28,313
Consolidated total assets	1,957,784	2,169,476

5.	Investments in and Advances to Equity Accounted Investments

	As at September 30, 2016	As at December 31, 2015
	$	$
High-Q Joint Venture	22,091	21,166
Tanker Investments Ltd.	47,376	44,195
Teekay Tanker Operations Ltd.	9,304	21,447
Total	78,771	86,808

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one Very Large Crude Carrier (or VLCC), which is trading on a fixed time charter-out contract expiring in 2018. Under this contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at September 30, 2016, the loan had an outstanding balance of $49.9 million (December 31, 2015 – $54.2 million). The loan is secured by a first-priority mortgage on the

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $49.9 million that expires in June 2018, 50% of which is guaranteed by the Company. The remaining 50% is guaranteed by the joint venture partner. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay formed Tanker Investments Ltd. (or TIL), which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. In January 2014, the Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 8). The stock purchase warrant is a derivative asset which had an estimated fair value of $0.7 million as at September 30, 2016 (December 31, 2015 - $5.2 million). The Company also received one preferred share which entitles the Company to elect one board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

In 2015, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. In the first nine months of 2016, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 80.2 per share, or a gross purchase price of $31.8 million. As of September 30, 2016, the Company’s ownership interest in TIL was 11.3% (December 31, 2015 - 10.2%).

c.
In August 2014, the Company purchased from Teekay a 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations, including direct ownership in five commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including working capital of $6.7 million. The Company accounts for its ownership interest in TTOL using the equity method. In January 2016, the Company received $15.0 million as a return of capital from TTOL.

6.	In-process Revenue Contracts
In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation. As part of the Company’s acquisition of these vessels, the Company assumed three time-charter contracts with terms that were less favorable than the then prevailing market terms. As at December 31, 2015, the Company had a liability based on the estimated fair value of the contracts. The Company amortized this liability over the remaining term of the contracts, which expired in the first quarter of 2016.

Amortization of in-process revenue contracts for the three and nine months ended September 30, 2016 was $nil and $1.2 million, respectively which is included in other revenues (see note 16) on the consolidated statements of (loss) income. As at September 30, 2016, the contracts have been fully amortized.

7.	Long-Term Debt

	As at	As at
	September 30, 2016	December 31, 2015
	$	$
Revolving Credit Facilities due through 2021	466,787	530,971
Term Loans due through 2021	509,368	635,330
Total principal	976,155	1,166,301
Unamortized discount and debt issuance costs	(9,504)	(1,696)
Total debt	966,651	1,164,605
Less: current portion	(155,690)	(174,047)
Non-current portion of long-term debt	810,961	990,558

As at September 30, 2016, the Company had three revolving credit facilities (or the Revolvers), which, as at such date, provided for aggregate borrowings of up to $526.8 million, of which $60.0 million was undrawn (December 31, 2015 - $545.5 million, of which $14.6 million was undrawn). Interest payments are based on LIBOR plus margins, which, at September 30, 2016, the margin ranged between 0.45% and 2.00% (December 31, 2015: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $10.0 million (remainder of 2016), $80.4 million (2017), $67.3 million (2018), $nil (2019), $nil (2020) and $369.1 million (thereafter). As at September 30, 2016, the Company also had two term loans outstanding, which totaled $509.4 million (December 31, 2015 - $635.3 million). Interest payments on the term loans are based on LIBOR plus margins, which, at September 30, 2016 the margin ranged from 0.30% to 2.00% (December 31, 2015 - 0.30% to 2.80%). The term loan repayments are made in quarterly or semi-annual payments. One term loan also has a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the New Debt Facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. In January 2016, $845.8 million of the New Debt Facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and a portion of the Company’s corporate revolving credit facility, which was scheduled to mature in 2017. As at September 30, 2016, the corporate revolving credit facility had an outstanding balance of $79.1 million (December 31, 2015 - $447.0 million). The New Debt Facility is collateralized by 36 of the Company’s vessels, together with other related security. The New Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at September 30, 2016, this ratio was 140%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s two remaining revolvers are collateralized by six of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary to maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company’s option. As at September 30, 2016, such revolver, with a minimum hull coverage ratio requirement, had an outstanding balance of $78.6 million (December 31, 2015 - $84.0 million) and a hull coverage ratio of 106% (December 31, 2015 - 138%). In October 2016, the Company prepaid $5.0 million of the remaining revolver balance, and as a result of the payment, the pro forma hull coverage ratio increased to 114%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. One of the Revolvers is also guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

The Company’s remaining term loan is collateralized by two of the Company’s vessels, together with other related security. The term loan is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

As at September 30, 2016, the Company was in compliance with all covenants in respect of the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement. Under this arrangement, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of September 30, 2016, the term loan arrangement had an outstanding balance of $nil from its co-obligor. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by co-obligors of the terms and conditions of the term loan.
The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2016 was 2.4% (December 31, 2015 - 1.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 8).
The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to September 30, 2016 are $60.8 million (remaining 2016), $174.1 million (2017), $177.3 million (2018), $110.0 million (2019), $110.0 million (2020) and $344.0 million (thereafter).

8.	Derivative Instruments
Interest rate swaps

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

In February 2016, in connection with the Company’s new long-term debt facility, the Company entered into a total of nine new interest rate swaps. Four of the interest rate swaps are scheduled to commence and terminate in October 2016 and December 2020, respectively, and

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

The following summarizes the Company’s interest rate swap positions as at September 30, 2016:

	Interest Rate	Notional Amount	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (2)	LIBOR	200,000	(28)	—	2.61
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	200,000	(1,828)	4.2	1.46
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	(2,699)	4.3	1.55
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	(69)	4.3	1.16

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of September 30, 2016, ranged from 0.30% to 2.00%.

(2)	Scheduled to expire in October 2016.

(3)	Scheduled to commence in October 2016.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Stock purchase warrant
The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a national securities exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As at September 30, 2016, the first two tranches have vested.

Time-charter swap
Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement is to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. The Company has not designated, for accounting purposes, the time-charter swap as a cash flow hedge.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accrued liabilities	Current portion of derivative liabilities	Derivative liabilities
As at September 30, 2016
Interest rate swaps	—	—	(2,044)	(1,861)	(2,763)
Stock purchase warrant	—	717	—	—	—
Time-charter swap	1,554	—	(441)	—	—
	1,554	717	(2,485)	(1,861)	(2,763)

As at December 31, 2015
Interest rate swaps	—	—	(2,359)	(6,330)	(4,208)
Stock purchase warrant	—	5,164	—	—	—
Time-charter swap	—	—	—	—	—
	—	5,164	(2,359)	(6,330)	(4,208)

Realized and unrealized (losses) gains relating to interest rate swaps, stock purchase warrant and the time-charter swap are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of (loss) income as follows:

	Three Months Ended			Three Months Ended
	September 30, 2016			September 30, 2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swaps	(1,277)	3,800	2,523	(2,476)	1,550	(926)
Stock purchase warrant	—	(199)	(199)	—	(105)	(105)
Time-charter swap	1,096	209	1,305	—	—	—
	(181)	3,810	3,629	(2,476)	1,445	(1,031)

	Nine Months Ended			Nine Months Ended
	September 30, 2016			September 30, 2015
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swaps	(12,145)	5,914	(6,231)	(7,392)	4,533	(2,859)
Stock purchase warrant	—	(4,447)	(4,447)	—	764	764
Time-charter swap	1,222	1,554	2,776	—	—	—
	(10,923)	3,021	(7,902)	(7,392)	5,297	(2,095)

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Other Income (Expense)
The components of other income (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
	$	$	$	$
Freight tax recovery (provision)	488	(1,343)	(4,013)	(1,685)
Foreign exchange loss	(35)	(42)	(274)	(154)
Other income	—	—	154	1
Total	453	(1,385)	(4,133)	(1,838)

The following reflects the changes in the Company’s unrecognized tax benefits, recorded in other long-term liabilities, from December 31, 2015 to September 30, 2016:

2016
$
Balance of unrecognized tax benefits as at January 1	7,511
Increases for positions related to the current period	3,430
Changes for positions taken in prior periods	388
Decreases related to statute of limitations	(121)
Balance of unrecognized tax benefits as at September 30	11,208

The majority of the net increase for positions for the three and nine months ended September 30, 2016 relates to potential tax on freight income.

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

10.	Financial Instruments

a.	Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see note 14 to the Company’s audited consolidated financial statements filed with its Annual Report on the Form 20-F for the year ended December 31, 2015.

The Company has entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels (see note 8). The fair value of this derivative agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company’s projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		September 30, 2016		December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	60,237	60,237	97,287	97,287
Derivative instruments (note 8)
Interest rate swap agreements (1)	Level 2	(4,624)	(4,624)	(10,538)	(10,538)
Time-charter swap agreement (1)	Level 3	1,554	1,554	—	—
Stock purchase warrant	Level 3	717	717	5,164	5,164

Non-Recurring:
Vessel held for sale (note 13)	Level 2	13,151	13,151	—	—

Other:
Advances to equity accounted investments	Note (2)	11,480	Note (2)	13,980	Note (2)
Long-term debt, including current portion	Level 2	(966,651)	(955,596)	(1,164,605)	(1,140,135)

(1)
The fair value of the Company’s interest rate swap agreements and time-charter swap agreement at September 30, 2016 excludes accrued interest expense which is recorded in accrued liabilities on the unaudited consolidated balance sheets.

(2)
The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at September 30, 2016 and December 31, 2015 were not determinable.

Changes in fair value during the three and nine months ended September 30, 2016 for the Company’s time-charter swap agreement, which is described below and is measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months	Nine Months
	Ended	Ended
	September 30, 2016	September 30, 2016
	$	$
Fair value asset - beginning of the period	1,345	—
Settlements	(1,096)	(1,222)
Realized and unrealized gain	1,305	2,776
Fair value asset - at the end of the period	1,554	1,554

The estimated fair value of the time-charter swap agreement is based in part upon the Company’s projection of future Aframax spot market tanker rates, which has been derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The estimated fair value of the time-charter swap agreement as of September 30, 2016 is based upon an estimated average daily tanker rate of approximately $19,000 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability or a lower or higher fair value asset. A higher or lower discount rate would result in a lower or higher fair value asset or liability.
During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 5b). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of September 30, 2016 is based on the historical volatility of comparable companies of 45.64%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Changes in fair value during the three and nine months ended September 30, 2016 and 2015 for the TIL stock purchase warrant, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
Fair value at the beginning of the period	916	5,526	5,164	4,657
Unrealized (loss) gain included in earnings	(199)	(105)	(4,447)	764
Fair value at the end of the period	717	5,421	717	5,421

b.	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			September 30, 2016	December 31, 2015
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity accounted investments	Other internal metrics	Performing	11,480	13,980
Total			11,480	13,980

11.	Capital Stock and Stock-Based Compensation
The authorized capital stock of the Company at September 30, 2016 and December 31, 2015 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of September 30, 2016, the Company had 133.1 million shares of Class A common stock (December 31, 2015 – 132.8 million), 23.2 million shares of Class B common stock (December 31, 2015 – 23.2 million) and no shares of preferred stock (December 31, 2015 – nil) issued and outstanding.

During March 2016, a total of 9,358 shares of Class A common stock with aggregate values of $35.0 thousand and 0.3 million stock options with an exercise price of $3.74 per share were granted to the Company’s non-management directors as part of their annual compensation for 2016. These stock options have a ten-year term and vest immediately. These shares of Class A common stock and stock options were issued under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan and distributed to the directors. During March 2015 and April 2015, a total of 38,961 shares and 12,987 shares of Class A common stock with aggregate values of $0.2 million and $0.1 million, respectively, were granted to non-management directors of the Company.

The Company also grants stock options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of (loss) income.
During March 2016, the Company granted 0.2 million stock options with an exercise price of $3.74 per share to an officer of the Company. Each stock option has a ten-year term and vests equally over three years from the grant date.
The weighted-average fair value of the stock options granted in 2016 was $0.87 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 51.3%; expected life of five years; dividend yield of 7.8%; and risk-free interest rate of 1.21%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.
During March 2016, the Company also granted 0.3 million restricted stock units to the officers of the Company and certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal to one share of the Company’s common stock plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of the recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common stock.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During the three and nine months ended September 30, 2016, the Company recorded $0.2 million and $1.3 million (2015 - $0.3 million and $1.3 million), respectively, of expenses related to the restricted stock units and stock options. During the nine months ended September 30, 2016, a total of 0.4 million restricted stock units (2015 - 0.4 million) with a market value of $1.5 million (2015 - $2.3 million) vested and was paid to the grantees by issuing 0.2 million shares (2015 - 0.2 million) of Class A common stock, net of withholding taxes.

12.	Related Party Transactions
Management Fee - Related and Other

a.
Teekay and its wholly-owned subsidiary Teekay Tankers Management Services Ltd., which is the Company’s manager (or the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). For additional information about these arrangements, please read “Item 7 – Major Shareholders and Related Party Transactions – Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2015. Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
Time-charter revenues (i)	417	—	5,404	—
Lay-up service revenues (ii)	200	—	432	—
Pool management fees and commissions (iii)	(2,043)	(2,630)	(7,929)	(7,490)
Commercial management fees (iv)	(490)	(385)	(1,238)	(827)
Vessel operating expenses - technical management fee (v)	(2,338)	(1,687)	(6,925)	(4,843)
Strategic and administrative service fees (vi)	(2,471)	(1,594)	(7,461)	(5,313)
Entities under Common Control (note 3)
Time-charter revenues (vii)	—	663	—	4,558
Commercial management fees	—	(64)	—	(191)
Vessel operating expenses - technical management fee	—	(112)	—	(334)
Strategic and administrative service fees	—	(171)	—	(511)

(i)
In December 2015, immediately after the acquisition of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was scheduled to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, which subsequently expired on July 15, 2016.

(ii)
The Company recorded revenues of $0.2 million and $0.4 million for the three and nine months ended September 30, 2016, respectively, to provide lay-up services to Teekay for two of its in-chartered vessels.

(iii)
The Company’s share of the Pool Managers’ fees that are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income. The Company is entitled to a share of the Pool Managers' fees due to its 50% ownership interest in TTOL. (See Note 5(c)).

(iv)
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pool, which are reflected in voyage expenses on the Company’s consolidated statements of (loss) income.

(v)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company's consolidated statement of (loss) income.

(vi)
The Manager's strategic and administrative service fees have been presented in general and administrative fees on the Company's consolidated statements of (loss) income. The Company's executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company's long-term incentive plan described in note 11) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company's management matters through the strategic portion of the management fee.

(vii)
The Company recorded revenues of $0.7 million and $4.6 million for the three and nine months ended September 30, 2015, respectively, related to a time charter-out contract for the Explorer Spirit associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter with SPT which expired in September 2015.

b.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. The amounts owing from the Pool Managers for monthly distributions are reflected in the consolidated balance sheets as pool receivable from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. The Company had also advanced $40.8 million and $46.8 million as at September 30, 2016 and

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

December 31, 2015, respectively, to the Pool Managers for working capital purposes. These amounts, which are reflected in the consolidated balance sheets in due from affiliates, are without interest and are repayable when applicable vessels leave the pools.

c.	On July 31, 2015, the Company acquired SPT (see note 17).

13.	Asset Impairments and Sales of Vessels
The Company’s consolidated statements of (loss) income for the three and nine months ended September 30, 2016 include write-downs of $7.8 million and $14.2 million, respectively, of two Medium Range (or MR) tankers. One MR tanker was classified as held for sale at September 30, 2016 and was delivered to its buyer in November 2016. The vessel was written down to its agreed sales price. The other MR tanker was sold in August 2016 for a sales price of $14.0 million, and recognized a loss on sale of the vessel of $0.1 million. The vessel was previously written down to its agreed sales price in the second quarter of 2016.

14.	(Loss) Income Per Share
Basic (loss) income per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common stock outstanding during the period using the treasury stock method. The components of basic (loss) income per share and diluted income per share are as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
	$	$	$	$
Net (loss) income	(5,457)	40,950	56,009	126,076
Net loss (income) attributable to the Entities under Common Control	—	263	—	(1,636)
Net (loss) income available for common shareholders	(5,457)	41,213	56,009	124,440

Weighted average number of common shares – basic	156,284,136	134,630,768	156,192,572	121,933,274
Dilutive effect of stock-based awards	—	543,988	266,119	570,796
Weighted average number of common shares – diluted	156,284,136	135,174,756	156,458,691	122,504,070

(Loss) income per common share:
– Basic	(0.03)	0.31	0.36	1.02
– Diluted	(0.03)	0.30	0.36	1.02
Stock-based awards, which have an anti-dilutive effect on the calculation of diluted (loss) income per common share, are excluded from this calculation. For the nine months ended September 30, 2016, 19 thousand of restricted stock units had an anti-dilutive effect on the calculation of diluted (loss) income per common share. For the three and nine months ended September 30, 2016, options to acquire 0.8 million and 0.7 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted (loss) income per common share. For the three and nine months ended September 30, 2015, options to acquire 0.1 million, had an anti-dilutive effect on the calculation of diluted income per common share. In periods where a loss attributable to shareholders has been incurred all stock-based awards are anti-dilutive.

15.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX's ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, the Company exercised its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, the Company had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts, and by February 2014 determined there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, the subsidiaries of the Company gave STX notice that they were treating STX as having repudiated the four firm shipbuilding contracts. In February 2014, the Company gave STX notice that it was treating STX as having repudiated the Option Agreement. In February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, the Company, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX's legal costs relating to the

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

arbitration proceedings. These funds were classified as cash and cash equivalents in the Company’s consolidated balance sheet as of December 31, 2015.

On February 15, 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to the Company in March 2016.

The trial in the English High Court in respect of the Option Agreement commenced on April 11, 2016. STX has filed for bankruptcy protection and as of September 30, 2016, all Korean enforcement actions are stayed. STX has also instructed its London lawyers to have that protection recognized in England and Wales. While the Company is awaiting the decision of the High Court on the Option Agreement, the Company will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

16.	Other Revenues and Restructuring Charges
During the three and nine months ended September 30, 2016, the Company recognized $9.0 million and $28.9 million, respectively, of revenue from its lightering support operations (see note 4). In the nine months ended September 30, 2016 and 2015, the Company amortized $1.2 million and $nil, respectively, of its in-process revenue contracts which are included in other revenues on the consolidated statements of (loss) income (see note 6).

During the three months ended September 30, 2015, the Company incurred $0.3 million of restructuring costs related to severance payments made in relation to the acquisition of the ship-to-ship business (see note 17). During the nine months ended September 30, 2015, the Company incurred $4.7 million of restructuring charges, of which $4.4 million related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract which was recovered from the customer.

As at September 30, 2016 and December 31, 2015, no amounts of restructuring liabilities were owed to seafarers and no amounts of receivables were recoverable from the customer.

17.	Acquisition of Ship-to-Ship Transfer Business
On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes the Company as a global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six ship-to-ship support vessels and had one chartered-in Aframax tanker. See note (3) to the table below.

The acquisition of SPT was accounted for using the purchase method of accounting, based upon final estimates of fair value.

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company’s consolidated statements of (loss) income for 2016.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at
ASSETS	July 31, 2015
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships (1)	17,901
Customer contracts (1)	4,599
Goodwill (2)	8,059
Total assets acquired	52,564
LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)
Total liabilities assumed	(6,926)
Net assets acquired (3)	45,638

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at September 30, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $4.0 million and $18.5 million, respectively. Amortization of intangible assets following September 30, 2016 is expected to be $0.8 million (remainder of 2016), $3.2 million (2017), $2.9 million (2018), $2.2 million (2019), $2.0 million (2020) and $7.4 million (thereafter).

(2)	Goodwill recognized from this acquisition attributed $1.9 million to the Company’s conventional tanker segment and $6.2 million to the Company’s ship-to-ship transfer segment.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit from Teekay, which vessel the Company acquired in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the Explorer Spirit has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the nine months ended September 30, 2015, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2015:

Unaudited
Pro Forma
Nine Months Ended
September 30, 2015
Revenues	385,465
Net Income	125,274
Earnings per common share:
Basic	0.97
Diluted	0.97

18.	Subsequent Events

a.
In September 2016, the Company entered into negotiations to sell an MR tanker, the Hugli Spirit, for a sales price of approximately $13.2 million. The sale was completed in November 2016. The vessel was classified as held for sale on the consolidated balance sheet as at September 30, 2016 and its net book value was written down to its sales price in the third quarter of 2016. As a result, there is no gain or loss on the sale of this vessel expected for the quarter ended December 31, 2016 (see note 13).

b.
In late October 2016, the Company entered into agreements to sell two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, for an aggregate sales price of approximately $33.8 million. The two vessels had an aggregate net book value of $40.3 million as of September 30, 2016. The vessels will be written down to their sales price in the fourth quarter of 2016 and are expected to be delivered in early 2017. Both vessels are used as collateral for one of the Company's revolvers which had a balance of $79.1 million as at September 30, 2016. Proceeds from the sale of the vessels will be used to repay a portion of the revolver.

c.
In October 2016, the Company entered into a time chartered-in contract for one Aframax tanker with a daily rate of $17,000 and a contract period of 12 months with a three-month option at an escalated rate. At the same time, the Company entered into a profit or loss sharing agreement with another party to share 50% of the net profit or loss of such in-chartered Aframax vessel.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2016
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2015.

General
Our business is to own and operate crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at September 30, 2016, our fleet consisted of 57 vessels, including six in-chartered vessels, six ship-to-ship (or STS) support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at September 30, 2016:

	Owned Vessels (1)	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tankers	4	—	4
Aframax Tankers	6	—	6
LR2 Product Tanker (2)	1	1	2
VLCC Tanker (3)	1	—	1
Total Fixed-Rate Fleet (4)	12	1	13

Spot-rate:
Suezmax Tankers	18	—	18
Aframax Tankers (5)	8	4	12
LR2 Product Tankers	6	—	6
MR Product Tanker (6)	1	—	1
Total Spot Fleet (7)	33	4	37
STS Support Vessels	6	1	7
Total Teekay Tankers Fleet	51	6	57

1.	Vessels owned by Tanker Investments Ltd. (or TIL), in which we have a minority equity interest, are excluded from the fleet list.

2.	Long Range 2 (or LR2) product tankers. One LR2 tanker is currently time-chartered in for a period of 24 months ending in 2017 with an option to extend.

3.	VLCC owned through a 50/50 joint venture.

4.	One time-charter out contract is scheduled to expire in 2016, five in 2017, six in 2018 and one in 2019.

5.
Four Aframax tankers are currently time-chartered in for initial periods ranging from 12 to 60 months, with three of these periods ending in 2017 and one in 2021; some of these contracts include options to extend at escalating rates.

6.	Medium Range (or MR) product tanker.

7.
A total of 28 of our owned vessels and three of our in-chartered vessels operated in the spot market in pooling arrangements, a majority of which are managed in whole or in part by subsidiaries of Teekay Corporation (or Teekay). As at September 30, 2016, the five vessel class pooling arrangements in which we participate were comprised of a total of 33 Suezmax tankers, 25 modern Aframax tankers, three Aframax tankers over 15-years-old, 11 LR2 tankers and 55 MR tankers, in each case including vessels owned by other pool members.

Significant Developments in 2016

New Lightering Business Contracts

Since August 2016, we have secured two significant Aframax lightering contracts with major oil companies for firm periods of 12 and 24 months, respectively. One contract commenced in October 2016 with the second contract commencing in November 2016.

Time Charter-Out Vessels

During the three months ended September 30, 2016 we entered into time charter-out contracts for one Suezmax tanker, with a daily rate of $26,200, and two LR2 product tankers, with an average daily rate of $17,400. The contracts have firm periods ranging from 18 to 24 months. The Suezmax tanker and one LR2 product tanker commenced their contracts in August and September 2016, respectively, and the other LR2 product tanker commenced its contract in October 2016.

In May and June 2016, we entered into a time charter-out contract for one Aframax tanker and extended a time charter-out contract for another Aframax tanker. These contracts have an average daily rate of approximately $22,500 with firm contract periods of 12 and 24 months.

Time Chartered-in Vessels
During the three months ended September 30, 2016, we redelivered back to their owners one in-chartered Aframax tanker and one in-chartered LR2 product tanker in August and September 2016, respectively.

In December 2015, we entered into an in-charter contract for one Aframax tanker, which was delivered to us in February 2016, has a daily rate of $22,750 and is scheduled to expire in March 2021. In addition, we redelivered back to their respective owners two in-chartered Aframax tankers in April 2016 and two in-chartered Aframax tankers in May 2016. In June 2016, one in-chartered Aframax contract was cancelled.

Vessel Sales

On August 8, 2016, we completed the sale of one Medium Range (or MR) tanker, the Teesta Spirit, for $14.0 million. We recognized a loss on sale of the vessel of $0.1 million in the three months ended September 30, 2016. The vessel was previously written down to its agreed sales price in the second quarter of 2016 and was trading in the Norient pool prior to the sale.

In September 2016, we agreed to sell an MR tanker, the Hugli Spirit, and the sale was completed in November 2016. The vessel was written down to its agreed sales price, resulting in an impairment charge of $7.8 million, in the third quarter of 2016.

In October 2016, we agreed to sell two Suezmax tankers, the Yamuna Spirit and Ganges Spirit, and the sales are expected to complete in early 2017. The vessels will be written down to their agreed sales price in the fourth quarter of 2016, and the resulting fourth quarter impairment is expected to be approximately $6.5 million.

New Time-Charter Swap

Effective June 1, 2016, we entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option.

Legal Action for Damages
In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under an option agreement relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreement). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or Option Agreement. Therefore, STX is in breach of the Option Agreement. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreement. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

In February 2016, our subsidiaries obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the cash deposit of $0.6 million which was held in escrow was refunded to us in March 2016.

The trial in the English High Court in respect of the Option Agreements commenced on April 11, 2016. STX has filed for bankruptcy protection and as of June 30, 2016, all Korean enforcement actions are stayed. STX has instructed its London lawyers to have that protection recognized in England and Wales. While we are awaiting the decision of the High Court on the option agreements, we will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

New Loan Facilities
In January 2016, we entered into a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The funds were used to repay our two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017.

New Interest Rate Swaps
In February 2016, in connection with our new long-term debt facility, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps are scheduled to commence and terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

Acquisition of Entities under Common Control
In December 2015, we acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate price of $80.0 million and working capital of approximately $8.6 million, including the assumption of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business) for a net amount of $39.0 million. Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016.

The acquisition of the 2015 Acquired Business was accounted for as a transfer of a business between entities under common control. As a result, our consolidated financial statements prior to the date the interests in these vessels were actually acquired by us have been retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition thereof is referred to as the Entities under Common Control. Please read Item 1 - Financial Statements: Note 3 - Acquisition of Entities under Common Control.

Results of Operations
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015.

In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the ship-to-ship (or STS) transfer segment, each of which are discussed below. Please read “Item 1 - Financial Statements: Note 4 - Segment Reporting.”

Conventional Tankers Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on full service lightering contracts.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment as part of full service lightering operations, consultancy, terminal management and other related services.

Three and Nine Months Ended September 30, 2016 versus Three and Nine Months Ended September 30, 2015
The following table presents our operating results for the three and nine months ended September 30, 2016 and 2015, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Conventional Tankers		Ship-to-ship Transfer		Total
	Three Months Ended September 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015	2016	2015

Revenues (1)(2)	95,626	117,863	8,995	8,538	104,621	126,401
Less: Voyage expenses (1)	(14,933)	(2,461)	—	(192)	(14,933)	(2,653)
Net revenues	80,693	115,402	8,995	8,346	89,688	123,748

Vessel operating expenses (2)	(37,462)	(28,852)	(7,321)	(6,415)	(44,783)	(35,267)
Time-charter hire expense	(10,784)	(21,344)	(551)	(38)	(11,335)	(21,382)
Depreciation and amortization	(24,651)	(17,234)	(1,237)	(644)	(25,888)	(17,878)
General and administrative expenses	(2,955)	(3,398)	(617)	(912)	(3,572)	(4,310)
Loss on sale of vessel	(137)	—	—	—	(137)	—
Asset impairments	(7,766)	—	—	—	(7,766)	—
Restructuring charges	—	—	—	(327)	—	(327)
(Loss) income from operations	(3,062)	44,574	(731)	10	(3,793)	44,584

Equity income	1,045	2,762	—	—	1,045	2,762

(1)
Excludes $0.8 million of revenues for the three months ended September 30, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

(2)
Excludes $0.3 million of revenues for the three months ended September 30, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

	Conventional Tankers		Ship-to-ship Transfer		Total
	Nine Months Ended September 30,
(in thousands of U.S. dollars)	2016	2015	2016	2015	2016	2015

Revenues (1)(2)	380,283	336,669	28,909	8,538	409,192	345,207
Less: Voyage expenses (1)	(37,514)	(9,972)	—	(192)	(37,514)	(10,164)
Net revenues	342,769	326,697	28,909	8,346	371,678	335,043

Vessel operating expenses (2)	(112,248)	(80,670)	(23,997)	(6,415)	(136,245)	(87,085)
Time-charter hire expense	(46,670)	(53,140)	(1,294)	(38)	(47,964)	(53,178)
Depreciation and amortization	(74,925)	(47,702)	(3,651)	(644)	(78,576)	(48,346)
General and administrative expenses	(11,359)	(10,080)	(2,415)	(912)	(13,774)	(10,992)
Loss on sale of vessel	(137)	—	—	—	(137)	—
Asset impairments	(14,186)	—	—	—	(14,186)	—
Restructuring charges	—	(4,445)	—	(327)	—	(4,772)
Income (loss) from operations	83,244	130,660	(2,448)	10	80,796	130,670

Equity income	9,599	8,931	—	—	9,599	8,931

(1)
Excludes $2.0 million of revenues for the nine months ended September 30, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

(2)
Excludes $0.3 million of revenues for the nine months ended September 30, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Crude tanker rates fell to a three-year low in the third quarter of 2016 as normal seasonality was compounded by oil production outages in key Aframax and Suezmax load areas, a shift to shorter-haul trade routes as a result of production outages in the Atlantic, very low refinery throughput, and tanker fleet growth.

Nigerian crude oil production fell to a low of 1.4 million barrels per day (mb/d) during the third quarter of 2016, down from 1.8 mb/d at the start of the year and well below Nigeria’s maximum production capacity of 2.2 mb/d. This led to a reduction in cargoes from West Africa, which had a negative impact on the Suezmax market. Furthermore, a shift by Asian buyers from Atlantic oil barrels to more Middle-Eastern oil barrels reduced overall tanker ton-mile demand. Although global oil demand remains robust, refineries have lowered their purchases of crude oil due to high inventory levels, which impacted tanker demand during the third quarter of 2016. Finally, there has been an acceleration in tanker fleet growth in recent months with 18 Suezmax tanker newbuildings delivered since the start of May 2016 versus just two deliveries in the first four months of 2016.

Crude tanker rates have recovered during the early part of the fourth quarter of 2016, in tandem with a recovery in Nigerian oil production as force majeures are lifted, and as refineries have increased purchases of crude oil ahead of the peak winter demand season. In addition, an increase in Libyan crude oil exports upon the reopening of key ports, and the first export cargos from the Kashagan field via Baltic and Black Sea ports, are further supporting mid-size crude tanker demand in the Atlantic basin. With the onset of winter weather conditions and associated vessels delays, crude tanker rates are expected to continue to improve through the winter months.

Looking ahead to 2017, the International Energy Agency (IEA) forecasts global oil demand growth of 1.2 mb/d, which is similar to 2016 levels. In addition, the IEA is forecasting an increase in non-OPEC production during 2017 including higher volumes from Brazil and Kazakhstan, both of which are expected to contribute to increased demand for mid-size tankers. Recovering supply in Nigeria and Libya are also expected to be positive for mid-size tanker demand, although a potential reduction in supply from other parts of OPEC could weigh on crude tanker demand should OPEC decide to introduce production limits at its upcoming meeting on November 30, 2016.

The global tanker fleet grew by approximately 24 million deadweight tons (mdwt), or 4.6%, during the first nine months of 2016. The tanker fleet is projected to grow by a further 5% in 2017 as the orderbook delivers, which is in line with the historical average. Looking further ahead, a lack of new vessel ordering in 2016-to-date due to restricted access to capital is expected to give rise to much lower fleet growth in 2018. In addition, recent actions by the International Maritime Organization (IMO) on various regulatory agendas could result in increased scrapping of older vessels due to the heavy capital cost requirements necessary to comply with new regulations.

Overall, we expect the tanker market to improve over the coming winter months due to normal winter seasonality coupled with the return of Atlantic basin oil production.

Fleet and TCE Rates
As at September 30, 2016, we owned 44 double-hulled conventional oil and product tankers and we time-chartered in four Aframax and one LR2 vessels from third parties. We also owned a 50% interest in one VLCC which results are included in equity income.

	Conventional Tanker Segment
	Three Months Ended September 30, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$30,845	($1,394)	$1,208	$30,659	1,742	$17,603
Voyage-charter contracts - Aframax (4)	$29,545	($13,638)	$648	$16,555	1,111	$14,894
Voyage-charter contracts - LR2	$10,460	$27	$351	$10,838	705	$15,384
Voyage-charter contracts - MR	$1,499	($20)	$29	$1,508	123	$12,224
Time-charter out contracts - Suezmax	$7,501	($458)	$93	$7,136	268	$26,675
Time-charter out contracts - Aframax	$13,278	($211)	$164	$13,231	568	$23,282
Time-charter out contracts - LR2	$2,498	($81)	$30	$2,447	97	$25,228
Total (1)	$95,626	($15,775)	$2,523	$82,374	4,614	$17,854

(1)
Excludes $9.0 million of revenues, which is net of $0.8 million of inter-segment revenue relating to lightering support services provided by the ship-to-ship transfer segment for the three months ended September 30, 2016.

(2)	Includes $0.8 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment.

(3)
Average TCE per Revenue Day excludes a total of $2.6 million in pool management fees and commissions payable for commercial management for our vessels and $(0.1) million in off-hire bunker and other adjustments, all of which are included as part of the adjustments.

(4)
Includes $11.7 million of revenues and $8.5 million of voyage expenses, which include $0.8 million inter-segment expense relating to lightering support services provided by the ship-to-ship transfer segment to the full services lightering business for the three months ended September 30, 2016.

	Three Months Ended September 30, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$27,640	($339)	$1,128	$28,429	818	$34,774
Voyage-charter contracts - Aframax (3)	$38,511	($1,316)	$1,319	$38,514	1,177	$32,719
Voyage-charter contracts - LR2	$25,039	($247)	$1,137	$25,929	773	$33,555
Voyage-charter contracts - MR	$6,334	($49)	$275	$6,560	276	$23,782
Time-charter out contracts - Suezmax	$4,469	($57)	$50	$4,462	133	$33,646
Time-charter out contracts - Aframax	$13,733	($481)	$254	$13,506	765	$17,651
Time-charter out contracts - LR2	$2,152	($38)	—	$2,114	83	$25,515
Time-charter out contracts - MR	($15)	$66	($51)	—	—	—
Total (1)	$117,863	($2,461)	$4,112	$119,514	4,025	$26,694

(1)
Excludes $8.5 million of revenues, which is net of $0.3 million of inter-segment revenue relating to lightering support services provided by the ship-to-ship transfer segment and $0.2 million of voyage expenses related to the lightering support services business for the three months ended September 30, 2015.

(2)
Average TCE per Revenue Day excludes a total of $3.0 million in pool management fees and commissions payable for commercial management for our vessels and $1.1 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $4.8 million of revenues and $0.9 million of voyage expenses related to the full service lightering business for the three months ended September 30, 2015.

	Nine Months Ended September 30, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$143,876	($3,945)	$4,643	$144,574	5,133	$28,167
Voyage-charter contracts - Aframax (4)	$117,627	($33,822)	$2,927	$86,732	3,904	$22,211
Voyage-charter contracts - LR2	$40,936	$49	$1,244	$42,229	2,112	$19,996
Voyage-charter contracts - MR	$7,736	($28)	$300	$8,008	487	$16,433
Time-charter out contracts - Suezmax	$19,656	($793)	$253	$19,116	639	$29,917
Time-charter out contracts - Aframax	$41,976	($705)	$536	$41,807	1,787	$23,392
Time-charter out contracts - LR2	$7,271	($283)	$90	$7,078	279	$25,365
Time-charter out contracts - MR	($18)	—	$18	—	—	—
Total (1)	$379,060	($39,527)	$10,011	$349,544	14,341	$24,372

(1)
Excludes $28.9 million of revenues, which is net of $2.0 million of inter-segment revenue relating to lightering support services and $1.2 million of in-process revenue contract revenue for the nine months ended September 30, 2016.

(2)	Includes $2.0 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment.

(3)
Average TCE per Revenue Day excludes a total of $9.6 million in pool management fees and commissions payable for commercial management for our vessels and $0.4 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(4)
Includes $31.8 million of revenues and $23.7 million of voyage expenses, which include $2.0 million inter-segment expense relating to lightering support services provided by the ship-to-ship transfer segment to the full service lightering business for the nine months ended September 30, 2016.

	Nine Months Ended September 30, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$95,374	($582)	$3,574	$98,366	2,606	$37,743
Voyage-charter contracts - Aframax (3)	$107,695	($6,985)	$2,822	$103,532	3,387	$30,565
Voyage-charter contracts - LR2	$65,807	($158)	$2,399	$68,048	2,323	$29,295
Voyage-charter contracts - MR	$14,961	($55)	$949	$15,855	727	$21,796
Time-charter out contracts - Suezmax	$4,423	($54)	$93	$4,462	133	$33,646
Time-charter out contracts - Aframax	$39,829	($2,034)	$1,495	$39,290	2,140	$18,363
Time-charter out contracts - LR2	$2,152	($38)	—	$2,114	83	$25,515
Time-charter out contracts - MR	$1,982	($66)	$54	$1,970	50	$39,036
Total (1)	$332,223	($9,972)	$11,386	$333,637	11,449	$29,140

(1)
Excludes $8.5 million of revenues, which is net of $0.3 million of inter-segment revenue relating to lightering support services provided by the ship-to-ship transfer segment, $0.2 million of voyage expenses related to the lightering support services business and $4.4 million of crew redundancy cost recovery from one of our customers for the nine months ended September 30, 2015.

(2)
Average TCE per Revenue Day excludes a total of $8.8 million in pool management fees and commissions payable for commercial management for our vessels and $2.6 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $4.8 million of revenues and $0.9 million of voyage expenses related to the full services lightering business for the nine months ended September 30, 2015.
Net Revenues. Net revenues were $89.7 million and $371.7 million for the three and nine months ended September 30, 2016, respectively, compared to $123.7 million and $335.0 million, respectively, for the same periods in the prior year.
The decrease for the three months ended September 30, 2016 compared to the same period in 2015 was primarily the result of:

•	a decrease of $35.2 million for the three months ended September 30, 2016 due to lower average realized rates earned by our Suezmax, Aframax, LR2 and MR tankers;

•	a net decrease of $3.7 million for the three months ended September 30, 2016 due to various vessels changing employment between fixed-rate charters and spot voyage charters; and

•
a net decrease of $2.0 million for the three months ended September 30, 2016 primarily due to the redeliveries of eight in-charters to their owners in the first three quarters of 2016 and the sale of two MR product tankers in 2015 and 2016, partially offset by the addition of 12 Suezmax tankers that we acquired during the second half of 2015 and the addition of one Aframax in-charter that was delivered to us during 2016;

partially offset by

•	an increase of $2.9 million for the three months ended September 30, 2016 due to higher average rates earned on our out-chartered Aframax tankers;

•
net increases of $1.7 million for the three months ended September 30, 2016 due to lower pool management fees, commissions, off-hire bunker and other expenses in the first three quarters of 2016 compared to the same period in the prior year;

•	a net increase of $1.4 million for the three months ended September 30, 2016 due to fewer off-hire days in the three months ended September 30, 2016 compared to the same period in the prior year; and

•
a net increase of $0.8 million for the three months ended September 30, 2016 due to the acquisition of the STS transfer business during the third quarter of 2015, which is partially offset by a decrease of $0.7 million related to full service lightering operations that are included as part of our conventional tanker segment for the three months ended September 30, 2016.

The increase for the nine months ended September 30, 2016 compared to the same period in 2015 was primarily the result of:

•
a net increase of $65.5 million for the nine months ended September 30, 2016 primarily due to the addition of 12 Suezmax tankers that we acquired during the second half of 2015 and the addition of three Aframax in-charters and one LR2 in-charter that were delivered to us at various times during 2015 and 2016, partially offset by the redeliveries of eight in-chartered vessels to their owners during 2016 and the sale of two MR product tankers in 2015 and 2016;

•
an increase of $26.7 million for the nine months ended September 30, 2016 due to the acquisition of the STS transfer business during the third quarter of 2015, of which $4.2 million is related to full service lightering operations that are included as part of our conventional tanker segment for the nine months ended September 30, 2016;

•	an increase of $8.7 million for the nine months ended September 30, 2016 due to higher average rates earned on our out-chartered Aframax tankers;

•	an increase of $8.0 million for the nine months ended September 30, 2016 due to fewer off-hire days in the first nine months of 2016 compared to the same period in the prior year;

•
an increase of $1.6 million for the nine months ended September 30, 2016 due to lower pool management fees, commissions, off-hire bunker and other expenses in the first nine months of 2016 compared to the same period in the prior year;

•	an increase of $1.2 million for the nine months ended September 30, 2016 due to in-process revenue contract amortization we recognized in revenue in the first quarter of 2016; and

•	an increase of $1.1 million for the nine months ended September 30, 2016 due to one additional calendar day as 2016 is a leap year;
partially offset by

•	a decrease of $65.9 million for the nine months ended September 30, 2016 due to lower average realized rates earned by our Suezmax, Aframax, LR2 and MR tankers;

•	a net decrease of $5.9 million for the nine months ended September 30, 2016 due to various vessels changing employment between fixed-rate charters and spot voyage charters; and

•
a decrease of $4.4 million for the nine months ended September 30, 2016 due to redundancy cost for the Australian seafarers that we recovered from the customer upon expiration of a time-charter out contract of a MR product tanker in the first quarter of 2015.

Vessel Operating Expenses. Vessel operating expenses were $44.8 million and $136.2 million for the three and nine months ended September 30, 2016, respectively, compared to $35.3 million and $87.1 million, respectively, for the same periods in the prior year. The changes in vessel operating expenses were primarily due to:

•
increases of $8.3 million and $31.1 million for the three and nine months ended September 30, 2016, respectively, primarily due to the addition of the 12 modern Suezmax tankers which we acquired in the second half of 2015 which were partially offset by the sales of the one MR tanker in the third quarter of 2016 and one MR tanker in the fourth quarter of 2015;

•
increases of $0.9 million and $17.6 million for the three and nine months ended September 30, 2016, respectively, due to additional expenditures directly related to the STS business acquired in the third quarter of 2015; and

•
increases of $0.5 million and $1.8 million for the three and nine months ended September 30, 2016, respectively, due to ship management fees relating to the 12 vessels acquired in the second half of 2015;

partially offset by

•	a decrease of $0.8 million for the nine months ended September 30, 2016 due to lower fleet overhead costs resulting from the timing of crew training initiatives; and

•	decreases of $0.2 million and $0.6 million for the three and nine months ended September 30, 2016, respectively, due to lower insurance premiums paid and insurance credits received.
Time-charter Hire Expense. Time-charter hire expense decreased to $11.3 million and $48.0 million for the three and nine months ended September 30, 2016, respectively, from $21.4 million and $53.2 million, respectively, for the same periods in the prior year. The decrease for the three months ended September 30, 2016 was primarily due to seven Aframax tankers and two LR2 product tankers redelivering back to their respective owners in 2016 and lower average time charter rates resulting in a lower profit share component for one Aframax tanker. This was partially offset by the addition of one Aframax tanker we in-chartered in the first half of 2016 and the in-chartering of work boats related to our STS transfer business.
The decrease for the nine months ended September 30, 2016 was primarily due to seven Aframax tankers and two LR2 product tankers redelivering back to their respective owners in 2016, lower average time charter rates resulting in a lower profit share component for one LR2 product tanker and one Aframax tanker and the acquisition of two previously in-chartered LR2 product tankers in February 2015. These decreases were partially offset by the addition of two Aframax tankers we in-chartered in February 2016 and December 2015, the in-chartering of work boats related to our STS transfer business and additional voyage days related to one Aframax tanker and one LR2 product tanker which were in-chartered in the second and third quarters of 2015.
Depreciation and Amortization. Depreciation and amortization expense was $25.9 million and $78.6 million for the three and nine months ended September 30, 2016, respectively, compared to $17.9 million and $48.3 million, respectively, for the same periods in the prior year. The increases primarily relate to the addition of the 12 Suezmax tankers we acquired during the third quarter of 2015 and four LR2 product tankers and one Aframax tanker we acquired during the first quarter of 2015, the addition of lightering support vessels and intangible assets related to our STS transfer business which we acquired in the third quarter of 2015, as well as higher amortization related to dry-docking expenditures incurred in 2015 which are being amortized in 2016. These increases are partially offset by the sales of one MR vessel in the third quarter of 2015 and one MR vessel in the third quarter of 2016.

General and Administrative Expenses. General and administrative expenses were $3.6 million and $13.8 million for the three and nine months ended September 30, 2016, respectively, compared to $4.3 million and $11.0 million, respectively, for the same periods in the prior year. The decrease for the three months ended September 30, 2016 primarily was the result of:

•
a net decrease of $0.8 million for the three months ended September 30, 2016, primarily as a result of higher legal expenses incurred in the three months ended September 30, 2015 related to the STX arbitration; and

•	a net decrease of $0.2 million for the three months ended September 30, 2016, due to lower administrative, strategic management and other fees incurred;
partially offset by

•
a net increase of $0.4 million for the three months ended September 30, 2016, primarily due to higher general and administrative expenses related to the STS transfer business which we acquired in July 2015.

The increase for the nine months ended September 30, 2016 primarily was the result of:

•	a net increase of $1.5 million for the nine months ended September 30, 2016 due to additional general and administrative expenses related to the STS transfer business which we acquired in July 2015;

•
a net increase of $0.8 million for the nine months ended September 30, 2016 as a result of higher corporate expenses incurred during the first quarter of 2016, primarily as a result of legal expenses related to financing activities and the STX arbitration (please read Item 1 - Financial Statements: Note 15 - Shipbuilding Contracts); and

•	a net increase of $0.5 million for the nine months ended September 30, 2016 due to higher administrative, strategic management and other fees incurred.
Asset Impairments. The asset impairments charge was $7.8 million and $14.2 million for the three and nine months ended September 30, 2016, respectively. The charges relate to the write-down of two MR product tankers to their respective agreed sales prices in the second and third quarter of 2016. Please refer to Item 1 – Financial Statements: Note 13 – Asset impairments.
Equity Income.

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	$	$	$	$
High-Q Joint Venture	894	663	3,425	2,036
Tanker Investments Ltd.	(325)	1,083	3,181	4,497
Teekay Tanker Operations Ltd.	476	1,016	2,993	2,398
Total equity income	1,045	2,762	9,599	8,931
Equity income was $1.0 million and $9.6 million for the three and nine months ended September 30, 2016, respectively, compared to $2.8 million and $8.9 million, respectively, for the same periods in the prior year. The changes were primarily due to:

•
an increase of $1.4 million for the nine months ended September 30, 2016 from our High-Q joint venture primarily resulting from a profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer; and

•
an increase of $0.6 million for the nine months ended September 30, 2016 due to higher equity earnings from our 50% interest in Teekay Tankers Operations Ltd. (TTOL), primarily related to our share of cancellation fees paid to Anglo-Eastern during the first quarter of 2015 for acquiring its 49% share in Teekay Marine Ltd.;

partially offset by

•
decreases of $1.4 million and $1.3 million for the three and nine months ended September 30, 2016, respectively, primarily due to lower equity earnings from TIL resulting from lower average realized spot rates earned, partially offset by an increase in our ownership in TIL from 9.40% to 11.30% during the first half of 2016 and the fourth quarter of 2015; and

•	a decrease of $0.5 million for the three months ended September 30, 2016, primarily due to lower equity earnings from TTOL resulting from overall lower average realized spot rates earned.

Please refer to Item 1 – Financial Statements: Note 5 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture.

Other Operating Results

The following table compares our other operating results for the three and nine months ended September 30, 2016 and 2015:

	Three Months Ended		Nine Months Ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	$	$	$	$
Interest expense	(6,809)	(4,008)	(22,421)	(9,659)
Interest income	18	28	70	67
Realized and unrealized gain (loss) on derivative instruments	3,629	(1,031)	(7,902)	(2,095)
Other income (expense)	453	(1,385)	(4,133)	(1,838)
Interest expense. Interest expense was $6.8 million and $22.4 million for the three and nine months ended September 30, 2016, respectively, compared to $4.0 million and $9.7 million, respectively, for the same periods in the prior year. The increases in interest expense for the three and nine months ended September 30, 2016 were primarily due to additional interest incurred to finance the acquisition of the 12 modern Suezmax tankers which were acquired in the third quarter of 2015.
Realized and unrealized gain (loss) on derivative instruments. Realized and unrealized gains (losses) on interest rate swaps were $2.5 million and $(6.2) million for the three and nine months ended September 30, 2016, respectively, compared to realized and unrealized losses of $0.9 million and $2.9 million, respectively, for the same periods in the prior year. In February 2016, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462%, and are scheduled to commence in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively.
As at September 30, 2016, we had interest rate swap agreements with aggregate outstanding notional amounts of $400.0 million and with a weighted-average fixed rate of 2.0%. We also have additional interest rate swap agreements with aggregate outstanding notional amounts of $200.0 million which are scheduled to commence in October 2016.
The changes in the fair value of the interest rate swaps resulted in unrealized gains of $3.8 million and $1.6 million for the three months ended September 30, 2016 and 2015, respectively, and were primarily due to an increase in our long-term benchmark interest rates for both periods. The changes in fair value also resulted in unrealized gains of $5.9 million and $4.5 million for the nine months ended September 30, 2016 and 2015, respectively, primarily due to an increase in long-term benchmark interest rates, partially offset by the termination of an existing interest rate swap in the first quarter of 2016.
Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at September 30, 2016, the time-charter swap had a fair value of $1.6 million which resulted in unrealized gains of $0.2 million and $1.6 million in the three and nine months ended September 30, 2016. We also recognized realized gains of $1.1 million and $1.2 million on the time-charter swap for the three and nine months ended September 30, 2016, respectively.
In addition to the interest rate swaps and time-charter swap, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $0.7 million as at September 30, 2016 and we recognized unrealized losses of $0.2 million and $4.4 million in the three and nine months ended September 30, 2016, respectively, compared to an unrealized loss of $0.1 million and an unrealized gain of $0.8 million in the three and nine months ended September 30, 2015, respectively. Please refer to Item 1 – Financial Statements: Note 8 – Derivative Instruments.
Other income (expense). Other income was $0.5 million and other expense was $4.1 million for the three and nine months ended September 30, 2016, respectively, compared to other expense of $1.4 million and $1.8 million, respectively, for the same periods in the prior year. The decrease in other expense for the three months ended September 30, 2016 is primarily due to a decrease in our estimated freight tax expense resulting from lower average spot rates and changes in foreign exchange rates. The increase in other expense for the nine months ended September 30, 2016 is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet and additional expenses incurred related to the STS transfer business acquired in the third quarter of 2015.
Net (loss) income. As a result of the foregoing factors, we recorded a net loss of $5.5 million and net income of $56.0 million for the three and nine months ended September 30, 2016, respectively, compared to net income of $41.0 million and $126.1 million, respectively, for the same periods in the prior year.

Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at September 30, 2016, our total consolidated cash and cash equivalents was $59.2 million, compared to $96.4 million at December 31, 2015. Our cash balance as at September 30, 2016 decreased primarily as a result of repayments of our long-term debt in conjunction with the refinancing of our long-term debt facilities (described below) and dividends paid which were partially offset by distributions we received from our equity accounted investments.

Our total consolidated liquidity, including cash and undrawn credit facilities, was $119.2 million as at September 30, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments and prepayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, we distributed a portion of our cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on our common shares. Commencing with the dividend paid in the first quarter of 2016, we adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, asset impairments and debt issuance costs which were written off in connection with the refinancing of our debt facilities in the first quarter of 2016.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our continuous offering program. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

In November 2016, we expect to complete the sale of one MR tanker for an aggregate sales price of $13.2 million, and in October 2016, we agreed to sell two Suezmax tankers for an aggregate sales price of approximately $33.8 million, which are expected to complete in the first quarter of 2017. We expect to use the proceeds from the sales to repay a portion of our corporate revolving credit facility, which is scheduled to mature in 2017. As at September 30, 2016, the revolving credit facility had an outstanding balance of $79.1 million.

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay two bridge loan facilities, which matured in late January 2016, and a portion of our corporate revolving credit facility, which is scheduled to mature in 2017. As of September 30, 2016, the $894.4 million long-term debt facility had a total outstanding balance of $738.6 million, of which $309.1 million relates to the revolving credit facility and $429.5 million relates to the term loan.

Our revolving credit facilities and term loans are described in note 7 to our interim unaudited consolidated financial statements included in Item 1 - Financial Statements of this Report. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in note 7 of our interim unaudited consolidated financial statements. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at September 30, 2016, we were in compliance with all covenants relating to our revolving credit facilities and term loans. Teekay has also advised us that they are in compliance with all covenants relating to the credit facilities and term loans to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30, 2016	September 30, 2015
(in thousands of U.S. dollars)	$	$
Net cash flow provided by operating activities	181,455	144,837
Net cash flow (used for) provided by financing activities	(243,485)	574,450
Net cash flow provided by (used for) investing activities	24,850	(801,505)

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in vessel utilization and realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities increased by $36.6 million for the nine months ended September 30, 2016 compared to the same period in 2015. This increase was primarily due to:

•	a $44.5 million increase in operating cash inflows primarily due to the timing of the settlement of operating assets and liabilities; and

•	a $11.3 million decrease in operating cash outflows relating to lower dry-docking costs incurred in the nine months ended September 30, 2016, compared to the same period in 2015;

partially offset by

•
a net decrease of $19.2 million in operating earnings, primarily as a result of lower realized spot rates earned, partially offset by an increase in our fleet size due to the acquisition of 12 Suezmax tankers, four LR2 product tankers and one Aframax tanker.

Financing Cash Flows
Net cash flow used for financing activities in the nine months ended September 30, 2016 increased by $817.9 million compared to the same period in 2015 primarily as a result of:

•
a net increase in cash outflows of $563.8 million as 2015 included new term facilities to finance the acquisition of 12 Suezmax tankers, four LR2 product tankers and one Aframax tanker and due to the 2016 refinancing of our long-term debt facilities in addition to repayments and prepayments on our current term loans and revolving credit facilities;

•
a decrease of $228.0 million in cash inflows related to the 2015 issuances of shares under private placements to partially fund the acquisition of 12 Principal Maritime vessels and the ship-to-ship transfer business in 2015, our continuous offering program (or COP) we launched in June 2015 and proceeds from an issuance in January 2015 of an additional 3.0 million shares of Class A common stock; and

•
an increase in cash outflows of $31.6 million due to additional cash dividends paid during the nine months ended September 30, 2016, as a result of the change in our dividend policy and the increase in the number of our shares of outstanding Class A and B common stock from issuances of our shares in 2015;

partially offset by

•	a net decrease of $5.5 million in cash outflows related to the financing activities from the Entities under Common Control.

Investing Cash Flows
Net cash flow provided by investing activities in the nine months ended September 30, 2016 increased by $826.4 million compared to the same period in 2015 primarily due to:

•
a net decrease of $750.0 million in cash outflows related to the acquisition of 12 modern Suezmax tankers in the third quarter of 2015 and four LR2 product tankers and one Aframax tanker in the first quarter of 2015 and other capital expenditures;

•	a decrease of $45.6 million in cash outflows related to our acquisition of the STS business in the third quarter of 2015;

•	an increase of $15.2 million in cash inflows primarily related to the return of capital in 2016 from our investment in TTOL;

•	an increase of $14.1 million in cash inflows related to the sale of one MR product tanker in the third quarter of 2016; and

•	an increase of $1.5 million in cash inflows related to the 2016 repayment of a loan to us from our High-Q joint venture.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2016:

		Remainder of					Beyond
(in millions of U.S. dollars)	Total	2016	2017	2018	2019	2020	2021
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	520.2	60.8	125.0	111.8	110.0	110.0	2.6
Repayments at maturity of revolving facilities, term loans and other debt (1)	456.0	—	49.1	65.5	—	—	341.4
Chartered-in vessels (operating leases) (2)	56.9	9.9	20.7	8.3	8.3	8.3	1.4
Total	1,033.1	70.7	194.8	185.6	118.3	118.3	345.4

(1)
Excludes expected interest payments of $5.7 million (remaining in 2016), $20.4 million (2017), $16.7 million (2018), $13.4 million (2019), $10.6 million (2020) and $4.6 million (beyond 2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at September 30, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Excludes payments required if we execute all options to extend the terms of in-chartered leases signed as of September 30, 2016. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $9.9 million (remaining in 2016), $34.6 million (2017), $17.2 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (beyond 2021).

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2015. There have been no significant changes to these estimates and assumptions in the nine months ended September 30, 2016.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three and nine months ended September 30, 2016 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	the timing and certainty of our future growth prospects and opportunities, including any future vessel acquisitions;

•	our financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, and changes in spot tanker rates;

•	the expected delivery dates for our tankers in-chartered, out-chartered, and pending sale;

•	expected contract commencement and termination dates;

•	future oil prices, production and refinery capacity;

•	future crude tanker rates;

•	tanker fleet utilization, including our ability to secure new fixed-rate time-charter out agreements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of a tanker market recovery;

•	our ability to generate surplus cash flow and pay dividends from our existing vessel fleet or from any potential vessel acquisitions;

•	the expected range of our quarterly adjusted net income to be paid as quarterly dividends;

•	the primary sources and sufficiency of funds needed to meet our short-term liquidity requirements;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the impact of the SPT acquisition on us and our results of operations, including on the Company's fee-based revenue and fleet utilization;

•	the ability of TIL to benefit from the cyclical tanker market;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay are also borrowers;

•	continued material variations in the period-to-period fair value of our derivative instruments;

•	our expectations regarding uncertain tax positions;

•	the outcome of legal action against STX; and

•	our hedging activities relating to foreign exchange, interest rate and spot market risks.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; greater or lower anticipated levels of vessel newbuilding orders; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and our potential inability to renew or replace short- or medium- term contracts; our potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to raise financing to purchase additional vessels; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry docking delays; the outcome of legal action involving STX; increased costs; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2015. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2016
PART I – FINANCIAL INFORMATION
ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use foreign currency forward contracts or interest rate swaps for trading or speculative purposes.

Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. As at September 30, 2016, we had not entered into forward contracts as a hedge against changes in foreign exchange rates.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally, our approach is to hedge a majority of our floating-rate debt.

In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2016, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder
	of							Fair Value
	2016	2017	2018	2019	2020	Thereafter	Total	Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable rate	60.8	174.1	177.3	110.0	110.0	344.0	976.2	955.6	2.4%

Interest Rate Swaps
U.S. Dollar-denominated interest rate swap (2)	200.0	—	—	—	—	—	200.0	—	2.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	200.0	—	200.0	1.8	1.5%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	—	150.0	150.0	2.7	1.6%
U.S. Dollar-denominated interest rate swaps (2)	—	—	—	—	—	50.0	50.0	0.1	1.2%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Spot Tanker Market Rate Risk
We are exposed to fluctuations in spot tanker market rates which can adversely affect our revenues. To reduce our exposure, we entered in the second quarter of 2016 into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, based on the present value of our projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As at September 30, 2016, the fair value of the time-charter swap agreement was positive $1.6 million.

Equity Price Risk
We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10.0 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the counter market denominated in Norwegian Kroner (or NOK), we may also exercise the stock purchase warrant at 61.67 NOK per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2016
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
None.
Item 5 – Other Information
None.

Item 6 – Exhibits
None.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-196915) FILED WITH THE SEC ON JUNE 20, 2014.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-205643) FILED WITH THE SEC ON JULY 13, 2015.

REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-206495) FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	November 28, 2016	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)